SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

Under the Securities Exchange Act of 1934*

Carrizo Oil & Gas, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

144577 10 3

(CUSIP Number)

Steven A. Webster
Carrizo Oil & Gas, Inc.
1000 Louisiana, Suite 1500
Houston, Texas 77002
(713) 328-1000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acqui-sition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subse-quent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	144577 10 3
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Steven A. Webster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,450,739 shares (223,612 are issuable upon the exercise of certain options)
8	SHARED VOTING POWER
0 shares
9	SOLE DISPOSITIVE POWER
2,450,739 shares (223,612 are issuable upon the exercise of certain options)
10	SHARED DISPOSITIVE POWER
0 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,450,739 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
10%
14	TYPE OF REPORTING PERSON*
IN

INTRODUCTORY NOTE.

This Amendment No. 6 to Schedule 13D is being filed on behalf of Steven A. Webster (“Mr. Webster”) to supplement certain information set forth in the Schedule 13D relating to securities of Carrizo Oil & Gas, Inc., a Texas corporation (the “Company”), originally filed by Mr. Webster on August 21, 1997 and amended by Amendment No. 1 dated January 8, 1998, Amendment No. 2 dated March 13, 1998, Amendment No. 3 dated December 15, 1999, Amendment No. 4 dated February 20, 2002 and Amendment No. 5 dated June 25, 2004 (as so amended, the “Original Statement”), with respect to the Common Stock, par value $.01 per share (the “Common Stock”), of the Company. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

Item 4.  Purpose of Transaction.

On October 11, 2004, Mr. Webster made a charitable gift of 65,000 shares of Common Stock.

On March 22, 2005, Mr. Webster converted warrants to purchase 84,211 shares of Common Stock on a cashless basis and received 54,699 shares of Common Stock.

The Company filed a Registration Statement on Form S-3 (the “Registration Statement”) with the Securities and Exchange Commission on July 13, 2005 related to the right to resell shares of Common Stock held by: (1) certain institutional investors who purchased an aggregate of 1.2 million shares of Common Stock in a private placement in June 2005 and (2) certain of the Company’s founding shareholders, including Mr. Webster, along with two other small investors (collectively, “Founding Shareholders”). The Company was required to file the Registration Statement under the terms of a registration rights agreement with the institutional investors in the private placement. The Founding Shareholders, in turn, exercised their right under prior registration rights agreements to also include their shares of Common Stock in the Registration Statement. As stated previously in the Company’s Current Report on Form 8-K filed on July 14, 2005, Mr. Webster and S.P. Johnson IV, the Company’s President and Chief Executive Officer, collectively hold a majority of the shares to be registered by the Founding Shareholders but have expressly stated that they have no present intent to sell shares of Common Stock. In addition, pursuant to a Lock-up Agreement dated June 13, 2005, Mr. Webster agreed not to sell, subject to certain exceptions, any shares of Common Stock until the Registration Statement has been declared effective by the Securities and Exchange Commission. Subject to the foregoing, Mr. Webster may seek to take any action described in the Original Statement with respect to the Common Stock.

Item 5. Interest in Securities of the Issuer.

Mr. Webster beneficially owns an aggregate of 2,450,739 shares of Common Stock (approximately 10% of the 24,467,532 shares deemed to be outstanding as of October 28, 2005 (consisting of 24,243,920 shares of Common Stock outstanding on October 28, 2005 and 223,612 shares of Common Stock that can be acquired through the exercise of options within 60 days of October 28, 2005)). Mr. Webster may be deemed a beneficial owner of the 56,866 shares held by Cerrito Partners, as he shares voting and dispositive power over such shares of Cerrito Partners. Mr. Webster is one of three general partners of Cerrito Partners. The concurrence of two of the general partners is required for decisions regarding the voting and disposition of the Common Stock. Mr. Webster could be deemed to share the voting and dispositive power over the shares held by Cerrito Partners; however, Mr. Webster does not admit to having such power and disclaims the beneficial ownership of the Common Stock held by Cerrito Partners.

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 30, 2006.
/s/Steven A. Webster
Steven A. Webster